



El Tamarindo Inc Small Business Bond™

Bond Terms:

Bond Yield: 6.5%

Target Raise Amount: $250,000

Offering End Date: Jan 11, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: El Tamarindo Inc

Founded: 1982

Address: 1785 Florida NW,
Washington DC 20009

Industry: Full-Service Restaurant

Employees: 23

Website: https://www.eltamarindodc.com/

Use of Funds Allocation:

If the maximum raise is met:

(75.0%) $187,500 – Kitchen Expansion & Patio Build
(25.0%) $ 62,500 – Working Capital

Social:

Facebook: 4K Followers
Instagram: 2.3K Followers
Twitter: 328 Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$255,155	$394,611
Cash & Cash Equivalents	$107,741	$33,329
Accounts Receivable	$0	$5,621
Short-term Debt	$304,187	$7,750
Long-term Debt	$75,460	$75,460
Revenues / Sales	$1,297,797	$1,538,385
Cost of Goods Sold	$463,889	$437,036
Taxes & licenses	$31,217	$2,300
Net Income	($200,055)	$95,132

Recognition:

El Tamarindo Inc is Washington DC's longest-standing Salvadoran/Mexican restaurant and was awarded the 2017 Trip Advisor coveted Certificate of Excellence.

About:

El Tamarindo Inc is a Washington DC based family-style full-service restaurant and one of DC's mainstay places for the best Salvadoran and Mexican cuisine. El Tamarindo Inc is dedicated to supporting its community and has been awarded Trip Advisor's coveted Certificate of Excellence in 2017.

Jose Reyes grew up in El Salvador and immigrated to the United States in the 1970's in search of a better life. In 1982, Mr. Reyes opened El Tamarindo, serving Mexican and El Salvadoran food after years of working at local restaurants. When he arrived from El Salvador, he did not know how to read or write but returned to school to do so while operating the restaurant. He now owns El Tamarindo with his wife Betty Reyes and his daughters Ana Reyes and Evelyn Andrade.

Ana Reyes, daughter of owner Jose Reyes and administrator of El Tamarindo, also supports a community of women in El Salvador. She sells sustainably made bags of recycled material made in El Salvador at the restaurant, with proceeds going towards helping women find better housing and educational opportunities for their children. Ana also accompanied Mayor Muriel Bowser on a historic trip to El Salvador, so that the Mayor could learn more about the country and voice her support for the DC-based El Salvadoran community.

For more information, contact our Customer Support Team at support@thesmbx.com

